0BUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

Press release

STAFFORDSHIRE SELECTS VEOLIA AS PRIVATE FINANCE INITIATIVE (PFI) PREFERRED BIDDER

Paris, May 21, 2010. Leading UK recycling and waste management company, Veolia Environmental Services plc, has been selected as the preferred bidder by Staffordshire County Council for its 25-year PFI residual waste treatment and disposal contract.  The contract is worth approximately one billion pounds (cumulative revenue, including third party waste and sale of electricity).

The bid provides a local solution to Staffordshire’s residual waste management needs as well as assisting the towns of Sandwell and Walsall and County of Warwickshire. A state of the art Energy Recovery Facility (ERF) is proposed at a site on the Four Ashes Industrial Estate that will provide forty long-term jobs, as well as contributing to the local economy.

Designed to handle 300,000 tonnes per annum of residual waste, the ERF will provide in excess of 23MW to the National Grid – sufficient to power 32,000 homes. It is scheduled for completion at the end of 2013 and will further increase landfill diversion in a county that already recycles over 44% of its waste.

Denis Gasquet, Chief Executive Officer of Veolia Environmental Services, said: “Our proposal contributes towards the County Council’s Waste to Resource project and its overall target of aiming towards Zero Waste to Landfill by 2020. We look forward to signing the contract with the County Council in due course and then developing a well-designed facility which complements the surrounding area.”

Staffordshire County Council, Cabinet Member for Regeneration and Infrastructure, Cllr Robert Marshall added: "The Waste to Resource project is all about prudent investment in the future. Veolia have had to make their case in an intensely competitive and demanding process and we believe the company has demonstrated the best value for the tax payer and top quality technological and environmental credentials."

Veolia Environmental Services
Veolia Environmental Services is the global industry benchmark for waste management, recovery and recycling. As the only operator offering the entire range of services for solid, liquid, hazardous and non-hazardous waste, Veolia Environmental Services contributes to improving the environment by bringing its public authority and industrial clients innovative, effective solutions in waste management (waste collection, pipe systems maintenance, waste treatment and resource recovery). Veolia Environmental Services generated revenue of € 9.05 billion in 2009. www.veolia-proprete.com

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 21, 2010

VEOLIA ENVIRONNEMENT

By:	/s/ Olivier Orsini
Name: Olivier Orsini
Title: Secretary General